NEWS RELEASE

Endeavour Closes Acquisition of Bolanitos Exploitation Contracts; Announces Acquisition of Bolanitos Property and Plant Assets From Industrias Penoles

Vancouver, Canada – May 2, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) announces that it has now closed the acquisition of the exploitation contracts to the producing Bolanitos silver (gold) mines and plant, located in the Guanajuato and La Luz silver districts of Guanajuato state, Mexico, from Minas de La Luz SA de CV (“MdlL”). Endeavour paid US$2.2 million in cash and 224,215 common shares priced at US$4.46 per share for the exploitation rights at Bolanitos.

Endeavour also announces an agreement with two subsidiary companies of Industrias Penoles SA de CV (“Penoles”) to purchase all of the Bolanitos property and plant assets for 800,000 common shares of Endeavour and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share within a two year period. This Penoles agreement, upon closing on or before May 30, 2007 subject to regulatory approvals, will give Endeavour a 100% interest in the Bolanitos Mines project, free and clear of any royalties.

For greater clarity, the two-step acquisition of the Bolanitos Mines project by Endeavour is similar in structure to the Company’s previous acquisition of the Guanacevi Mines project. Both Guanacevi and Bolanitos were closed Penoles mines that had been leased to local mining companies under exploitation contracts. In each case, Endeavour first negotiated options to purchase the exploitation rights from the local mining companies and then acquired the underlying assets from Industrias Penoles by issuing Penoles common shares of Endeavour. Upon closing the Bolanitos transaction, Industrias Penoles will hold 2.8 million common shares of Endeavour, or approximately 6.25% of the issued share capital.

The Bolanitos Mines project consists of 13 properties totalling 2071 hectares in two property groups (Bolanitos and Cebada), three operating silver (gold) mines (Bolanitos, Golondrina and Cebada), several past-producing silver (gold) mines, and the 500 tonne per day Bolanitos process plant. Cebada is located just 3 km north of the city of Guanajuato. Bolanitos and the plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and well maintained gravel roads.

Cebada covers the northernmost 4.5 km extent of the famous Veta Madre silver (gold) vein system in the Guanajuato district. Bolanitos covers most of the 9 km length of the La Luz silver (gold) vein system in the La Luz district. Both properties adjoin the Guanajuato properties of Great Panther Resources Ltd. to the south.

In 2006, MdlL produced 255,766 oz silver and 3349 oz gold ( 423,216 oz Ag equivalents) from 76,532 tonnes ore grading 128 gpt silver and 1.62 gpt gold (6.1 oz per ton Ag equivalents), operating at about 43% of the Bolanitos plant capacity.

As of November, 2006, MdlL’s proven and probable reserves totalled 774,668 tonnes grading 200 gpt silver and 1.87 gpt gold (8.6 oz per ton Ag equivalents) containing approximately 5 million oz silver and 46,000 oz gold (7.3 million oz Ag equivalents). Proven reserves were 300,089 tonnes grading 220 gpt silver and 1.89 gpt gold and probable reserves were 474,779 tonnes grading 187 gpt silver and 1.85 gpt gold.

MdlL’s reserves are viewed as historic even though 1) they are independently estimated, 2) they are based on extensive underground sampling of the mineralized zones in drifts and raises, and 3) the reserve categories approximate CIM reporting standards. Endeavour has not yet verified these reserves, they do not comply with NI 43-101 and they should not be replied upon. Endeavour considers the reserves to be relevant because MdlL has years of experience in estimating, mining and processing the Bolanitos ores and Bolanitos is a profitable and producing silver mining operation at this time. Endeavour plans to retain a qualified independent engineering firm to verify the MdlL reserves and bring them into compliance with NI 43-101 in 2007.

Endeavour management believes the Bolanitos Mines project has good exploration potential for the discovery of both new mineralized veins as well as new orebodies within known veins. There has been no drilling on the properties since Penoles in the 1980’s, and some well-mineralized high grade Penoles drill holes have never been followed up. Penoles production and reserve grades were substantially higher than the MdlL production and reserve grades, indicating that these vein systems do contain high grade silver (gold) ore zones.

Endeavour’s main short-term goal at Bolanitos is to invest immediately in mine development in order to increase mine production up to the 500 tpd plant capacity by year-end. Our longer term goals are to invest in exploration, find new higher grade orebodies and, if successful, evaluate the potential for a plant expansion. Bolanitos is a good example of Endeavour’s business model of acquiring under-capitalized silver mines and then investing the capital and expertise needed in order to unfold their full potential.

Bradford Cooke, Chairman and CEO, commented, “We are thrilled with the acquisition of Bolanitos, our second operating silver mine in Mexico. The project will not only boost Endeavour’s silver reserves, production and cash-flow, the mines and plant both have ample unused capacity to facilitate future production growth. We are also happy to have Industrias Penoles as a strong shareholder through the Guanacevi and Bolanitos acquisitions - truly a win-win deal for Endeavour and Penoles.”

Godfrey Walton, M.Sc., P. Geo., is the Qualified Person who reviewed the historic production, reserve and technical data for the Bolanitos acquisition.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines project in the state of Durango coupled with the Company’s aggressive exploration and acquisition programs should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.

Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.